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January 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Irving
Mark Brunhofer
John Dana Brown
Sandra Hunter Berkheimer

RE:	eToro Group Ltd.
Draft Registration Statement on Form F-1
Submitted December 6, 2024
CIK No. 0001493318

Ladies and Gentlemen:

On behalf of our client, eToro Group Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on December 6, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1.

U.S. Securities and Exchange Commission

January 23, 2025

Draft Registration Statement on Form F-1

General

1.	We note your disclosure on page 31 that your crypto asset staking program is currently unavailable to users in the United States. We further note your disclosure on pages 98-99 that you plan to expand the range of services which you monetize, including staking. Please tell us how you plan to expand your staking services and if you plan to expand them to users in the United States.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not currently offer staking in the United States due to regulatory restrictions, as disclosed on page 31 of the Draft Registration Statement. The Company further advises the Staff that the Company may in the future choose to add additional cryptoassets in jurisdictions in which staking is currently allowed or enable staking in jurisdictions where regulatory changes occur.

2.	Your website indicates that you offer U.S. investors the opportunity to purchase fractional shares. Please tell us if there have been any substantive or material changes to your fractional share program since 2021.

The Company respectfully acknowledges the Staff’s comment and advises that the Company has not had any substantive or material changes to its fractional share program in the United States since 2021.

3.	Please define the terminology that you use on first use. For example purposes only, we note your use of the terms “users,” “Funded Accounts,” “CopyTrader,” “Popular Investors,” and “Smart Portfolio.”

The Company respectfully acknowledges the Staff’s comment and has added the definitions for “users,” “Funded Accounts,” “CopyTrader,” “Popular Investors” and “Smart Portfolio” to the glossary on pages 1 and 2 of Amendment No. 1.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) or Rule 163B of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 90

5.	We note your disclosure throughout that your platform serves users in 75 countries across 20 languages. Please identify the countries in which you serve users.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it offers services to users in the following countries: Andorra, Argentina, Australia, Austria, Bahrain, Bangladesh, Belgium, Bolivia, Brazil, Bulgaria, Cayman Islands, Chile, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Estonia, Finland, France, Germany, Gibraltar, Greece, Guadeloupe, Hong Kong, Hungary, Iceland, Ireland, Israel, Italy, Kuwait, Latvia, Liechtenstein, Lithuania, Luxembourg, Macau, Malaysia, Malta, Martinique, Mayotte, Mexico, Monaco, Netherlands, New Zealand, Norway, Oman, Peru, Poland, Portugal, Qatar, Romania, Seychelles, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, United Arab Emirates, United Kingdom, United States, Uruguay, Vietnam, Jersey Island, Reunion Island, French Guiana, Guernsey, Isle Of Man and Saint Martin. This list may fluctuate from time to time, as the Company either begins accepting users from new countries not yet serviced or ceases providing services in certain countries.

U.S. Securities and Exchange Commission

January 23, 2025

Key Performance Metrics

Adjusted Net Revenue and Components, page 92

6.	We note that Adjusted Net Revenue reflects Total revenue and income less Cost of revenue from cryptoassets and Margin interest expense. Please tell us whether this key performance metric and the components of Net Trading Revenue (Cryptoassets) and Net Interest Income are non-IFRS measures as defined by Item 10(e) of Regulation S-K and the basis for your conclusion.

Background

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has carefully evaluated the requirements of Item 10(e) of Regulation S-K, as well as the guidance provided in Commission Release No. 33-10751/34-88094, Commission Guidance on Management’s Discussion and Analysis of Financial Condition, (the “Release”).

As further detailed in the Draft Registration Statement, the presented key performance metrics are used by the Company to evaluate the contribution of each revenue stream from users’ trading activity on its platform across its various products (e.g., trading in equities, cryptoassets, commodities and currencies) and monetization streams before considering the overhead costs associated with the Company’s operations. The Company evaluates the operational performance of its business and its success in both diversification and risk management based on the above metrics. In light of this and the following analysis, the Company has changed all references of “Adjusted Net Revenue,” “Net Trading Revenue” and "Net Interest Income" to “Net Contribution,” “Net Trading Contribution” and "Net Interest Contribution," respectively, in Amendment No. 1 to avoid any potential misinterpretation that these metrics may be considered as non-IFRS measures. The Company will also refer to “Net Contribution,” “Net Trading Contribution” and "Net Interest Contribution" going forward in this response.

Based on IFRS, some of the Company’s revenue streams are recorded on a gross basis (e.g., Revenue from cryptoassets), while others are recorded on a net basis (e.g., Net trading income from equities, commodities and currencies, and net trading income from cryptoasset derivatives) in the Company’s consolidated statement of comprehensive income (loss). Additionally, certain revenue streams are recognized under different IFRS standards. For example, Revenue from cryptoassets is recognized under IFRS 15, Revenue from Contracts with Customers, while Net trading income (loss) from cryptoassets derivatives is recognized under IFRS 9, Financial Instruments and, as a result, these two line items are presented separately on the face of the consolidated statement of comprehensive income (loss).

Management evaluates its results and performance internally by using the metric of the Net Contribution of each component to assess its trading income from various asset types by aggregating several line items from the consolidated financial statements, all of which are based on IFRS but are recorded based on different accounting standards, resulting in different accounting treatments.

For example, the metric of Net Trading Contribution (Cryptoassets) is calculated as the sum of Revenue from cryptoassets and Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets. All of these are directly presented as line items in the Company’s consolidated statement of comprehensive income (loss). Revenue and cost of distribution from staking and blockchain rewards, which are disclosed in notes 20(b) and 20(c) of the Company’s consolidated financial statements, are not presented in this metric since the Company considers the net commissions of these items to be derived from different components (i.e., Net Interest Contribution and Subscriptions and Other).

Similarly, the metric Net Interest Contribution is calculated as the sum of Net interest income from users and Other interest income, less Margin interest expense. These are also directly presented as line items in the consolidated statement of comprehensive income (loss). The metric also includes the net income from staking activity, which is viewed by management as another form of commission generated based on assets under custody.

The remaining three components of Net Contribution, as described in the Draft Registration Statement, are also derived directly from line items in the Company’s consolidated statement of comprehensive income (loss), with Net Trading Contribution (Equities, Commodities and Currencies) being derived from net trading income from equities, commodities and currencies; eToro Money being derived from currency conversion and other income; and Subscription and Other being derived from other income not attributable to eToro Money plus the net contributions of blockchain rewards.

U.S. Securities and Exchange Commission

January 23, 2025

As outlined in the Draft Registration Statement, management uses these key performance metrics to assess trading performance of monetization streams, asset diversification, and risk management. By disclosing these metrics, the Company believes it provides investors with a view of the Company “through the eyes of management.”

The Company’s Analysis

After careful consideration of Item 10(e) of Regulation S-K, the Company has determined that these key performance metrics do not meet the definition of a non-GAAP financial measure, as they represent aggregation of line items calculated entirely in accordance with IFRS. Notably, the term “non-GAAP financial measures” does not include measures of operating performance that do not involve the exclusion, inclusion, or adjustment of amounts calculated or presented in accordance with GAAP. In other words, to qualify as non-GAAP, a measure must, at a minimum, adjust a GAAP measure. Since these key performance metrics are derived solely from line items presented under IFRS in the Company’s consolidated financial statements, they do not meet this criterion.

For example, as explained above, the metric Net Trading Contribution (Cryptoassets) aggregates line items directly derived from the consolidated financial statements, all of which relate to users’ trading activities in respect of cryptoassets on the Company’s platform and are in accordance with IFRS. The metric neither excludes nor includes amounts that would be excluded or included in the most directly comparable measure. It is simply an aggregation of line items, all presented in accordance with IFRS and directly reflected in the Company’s consolidated financial statements, that the Company uses to evaluate the operational performance of this metric.

The Company has concluded that these metrics meet the definition of key performance indicators, as they align more closely with operating measures. Consequently, the Company has included all required disclosures from the Release in the Draft Registration Statement. Additionally, the Company has provided qualitative disclosures explaining how these key performance metrics relate to the line items in its consolidated statement of comprehensive income (loss). These disclosures are designed to offer meaningful information to investors, helping them better understand the Company’s net contribution derived from trading activity on its platform across its various products.

Funded Accounts, page 93

7.	Please clarify how recently a user must have executed a trade and have a positive account balance in order to be considered a “funded account.”

The Company respectfully acknowledges the Staff’s comment and advises that a “funded account” is a way in which the Company categorizes users who have completed certain onboarding processes, deposited funds into their account, executed at least one trade and have a positive account balance (invested or uninvested). Once these parameters have been met, the user is considered a “funded account,” regardless of when such trade was executed. The Company has revised the disclosure on page 94 of Amendment No. 1 to further clarify this point.

8.	Please disclose here the portion of funded account growth resulting from acquisitions, as opposed to organic growth. If material, please revise your risk factor “Our historical growth rates may not be indicative of our future growth” accordingly. We note, by way of example only, your 2022 acquisition of Gatsby.

The Company respectfully acknowledges the Staff’s comment and advises that funded account growth resulting from acquisitions varies by type of acquisition, including how many users such acquired company had, if any, among other factors. For example, the Company acquired less than 4,000 funded accounts in connection with its acquisition of Gatsby in 2022, representing less than 1% of the total new funded accounts for that year. The Company acquired just over 180,000 funded accounts in connection with its acquisition of Spaceship in 2024, representing approximately 40% of the total net growth in funded accounts for that year. Although the Company does not believe its funded account growth rates attributable to acquisitions is significant, the Company has revised the risk factor “Our historical growth rates may not be indicative of our future growth” on page 21 of Amendment No. 1 to reflect that certain of the Company’s funded accounts were acquired through acquisitions and may not fully predict future funded account growth rates period-over-period.

U.S. Securities and Exchange Commission

January 23, 2025

Business, page 110

9.	Please identify all of the services you provide to users, including the crypto asset services that you provide for each crypto asset and disclose which services are currently available to U.S. users. Please consider using a table or a chart to show the crypto assets and crypto asset services. Please ensure that you clarify whether and to what extent your CopyTrader and Smart Portfolio features are available to U.S. users.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the United States, the Company allows users to trade in stocks, stock options, and cryptoassets. The Company’s cryptoasset services in the United States are limited to trading cryptoassets, custody services and wallet services. U.S. users can only trade in bitcoin, bitcoin cash and ether, while the Company’s custody service is more robust as part of its legacy business in the United States. Access to CopyTrading and Smart Portfolios in the United States is similarly limited to the three cryptoassets able to be traded on its platform. The Company has revised its disclosure on pages 99, 124 and 125 of Amendment No. 1 to further clarify which services are available or unavailable in the United States.

Elsewhere, the Company’s platform allows users to trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and the user’s location. The availability of these services also varies by the jurisdictions in which the user resides. For example, in the United Kingdom, European Union and Australia, the Company offers a greater number of cryptoassets as opposed to the three coins offered in the United States, as well as other cryptoasset related services, such as staking. The Company notes that it does not currently offer staking services in the United Kingdom and Germany, as disclosed on page 31 of the Draft Registration Statement. In addition, the Company provides money management services as well as access to a long-term savings proposition, each of which is similarly available solely in jurisdictions in which the Company is licensed or engages with licensed parties, like the United Kingdom and Australia. CopyTrading and Smart Portfolios in the aforementioned jurisdictions are open to a wider range of asset classes as opposed to just cryptoassets as in the United States.

10.	Please disclose how you utilize digital engagement practices in connection with your platform, including behavioral prompts, differential marketing, game-like features, and other design elements or features designed to engage with retail investors. Please also address the following:

●	Specifically describe the analytical and technological tools and methods you use in connection with these practices and your use of technology to develop and provide investment education tools.

●	Clarify whether any practice is designed to or otherwise may encourage retail investors to trade more often, invest in different products or change investment strategies.

●	To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, add related risk factor disclosure.

●	We note your disclosure on pages 135-136 regarding data privacy and security. Please revise to describe in greater detail your data collection practices or those of your third-party service providers.

U.S. Securities and Exchange Commission

January 23, 2025

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 below accordingly.

With respect to the Company’s utilization of digital engagement processes, the Company advises the Staff that it has revised the disclosure on pages 39, 121 and 122 of Amendment No. 1 to clarify its digital engagement practices, including the risks associated with incorporating digital engagement features onto its platform. With respect to the Company’s data collection practices, the Company advises the Staff that it has revised the disclosure on pages 44, 45, 138 and 139 of Amendment No. 1 to provide further insights into its practices into the collection and storage of data and how it utilizes any third-party service providers for these practices.

11.	We note your disclosure that you are “actively exploring the utility of artificial intelligence, or AI, deploying it across [y]our business to create more personalized customer journeys and operational efficiencies.” We also note your disclosure that you use both proprietary and third-party technologies. Please revise to clarify whether you intend to utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also add relevant risk disclosure to address any related risks.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of Amendment No. 1 to clarify the Company’s utilization of open-source technology, any licensing of open-source technology and the related risks.

12.	Please revise your disclosure to provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use. Further, please revise to provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of Amendment No. 1 to provide additional clarity on the Company’s AI capabilities, including the data sets the Company utilizes in its AI products and any future plans for its AI uses throughout the business.

13.	Please identify each of your “key markets.” Please also revise throughout to clarify how many key markets you have. For example, we note the reference to “all seven of [y]our key markets” on page 117 and “five out of six of [y]our key markets” on page 124.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s seven key markets are the United Kingdom, Germany, France, Spain, Italy, Australia, and the United Arab Emirates. The Company has revised the disclosure on pages 6, 114, 119 and 126 of Amendment No. 1 to clarify this point.

Our Users, page 119

14.	We note from your website that you offer new user incentives and have a referral program where you compensate both the existing referring user and new user. Please tell us the amounts incurred in each period presented in your filing (including the eventual update for annual 2024 financial information) for each of the following:

●	new user incentives;

●	referral programs; and

●	any other award programs for users.

The Company respectfully acknowledges the Staff’s comment and advises that in accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is concurrently submitting in electronic form under separate cover the requested expenditures for the Company's referral program, new user program and other incentive programs for the years ended December 31, 2023 and 2022.

U.S. Securities and Exchange Commission

January 23, 2025

eToro Club, page 120

15.	Please tell us the amounts incurred for each of the identified perks and exclusive features provided to eToro Club members for each period presented in your filing (including the eventual update for annual 2024 financial information).

The Company respectfully acknowledges the Staff’s comment and advises that in accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is concurrently submitting in electronic form under separate cover the Company's expenditures with respect to the perks offered to eToro Club members for the years ended December 31, 2023 and 2022.

Our Technology, page 122

16.	Please disclose the basis for your statement on page 123 that your infrastructure is “best-in-class.”

The Company respectfully acknowledges the Staff’s comment and advises that the Company has revised the disclosure on page 125 to remove this reference.

State of Regulation, page 129

17.	Under a separate subheading in this section, please provide a discussion of the regulations applicable to the “social investing” aspects of your operations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included disclosure on page 137 of Amendment No. 1 to highlight regulations applicable to the Company’s social investing.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

r. Cryptoassets, page F-20

18.	Please revise your next amendment to include a rollforward for each of your material cryptoasset holdings in the periods presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as disclosed in note 2(r) to the Company’s consolidated financial statements, the Company accounts for cryptoassets under IAS 2, Inventories.

The Company believes that the consolidated financial statements include all the disclosure requirements provided in IAS 2, Inventories, in respect of cryptoassets in accordance with IFRS. A rollforward for the material cryptoassets is not explicitly required disclosure for inventories.

Nonetheless, the Company respectfully points the Staff to the supplemental rollforward schedule below of the material cryptoassets holdings for the year ended December 31, 2023, using a threshold of 5% of the Company’s total cryptoasset holdings inventory balance to determine materiality.

	BTC	ETH	XRP	ADA	TRX	SOL	Other	Total
January 1, 2023	15,669	17,588	14,043	6,266	3,547	226	17,034	74,373
Additions	904,214	362,163	433,990	206,418	37,462	233,327	1,168,425	3,345,999
Cryptoassets recognized as cost of revenues	(917,111)	(369,011)	(422,931)	(193,353)	(35,536)	(223,308)	(1,142,660)	(3,303,910)
Other	(961)	(439)	-	-	-	-	(341)	(1,741)
December 31, 2023	1,811	10,301	25,102	19,331	5,473	10,245	42,458	114,721

U.S. Securities and Exchange Commission

January 23, 2025

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.
Partner

Enclosure

Cc	Jonathan Alexander Assia, Chief Executive Officer
Debbie Kahal, Chief Legal Officer
eToro Group Ltd.

Marc D Jaffe, Esq.
Joshua G. Kiernan, Esq.
Gilad Zohari, Esq.
Michael J. Rosenberg, Esq.
Latham & Watkins LLP